Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April […], 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Heartland International Small Cap Fund (S000030101)

Dear Mr. Hallock:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 12, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 292 to its registration statement, filed on behalf of its series, Heartland International Small Cap Fund (the “Fund”).  PEA No. 292 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 1, 2012 for the purpose of changing the Fund’s name to Heartland International Value Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please revise footnote (1) to the Fees and Expenses of the Fund table to clarify that the statement “subject to the limitation on the Fund’s expenses described herein” is in reference to the expense cap in place pursuant to the Fund’s operating expense limitation agreement.

Response:  The Trust responds by revising footnote (1) to the Fees and Expenses of the Fund table to read as follows:

“Pursuant to an operating expense limitation agreement between the Fund’s investment advisor, Heartland Advisors, Inc. (the “Advisor”), and the Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding front-end or contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses) do not exceed 1.75% of the Fund’s average net assets (the “Expense Cap”), through at least October 1, 2013.  The operating expense limitation agreement may be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Advisor is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years, subject to the Expense Cap.”

Prospectus – Summary Section – Principal Investment Strategies

2.
Staff Comment:  The first and third paragraphs of the Principal Investment Strategies discussion state that the Fund will invest primarily in common stocks.  However, the second paragraph in the same section states that the Fund will invest primarily in equity securities (including common stock, preferred stock, and options).  Please revise as appropriate to make the disclosure consistent.

Response:  The Trust responds by replacing the references to “common stock” in the first and third paragraphs with references to “equity securities” in conformity with the second paragraph.

3.
Staff Comment:  With respect to the disclosure in the Principal Investment Strategies section regarding the Fund’s investments in debt securities, please include a discussion of the maturity parameters that will apply to the Fund’s investments in debt securities.

Response:  The Trust responds by revising the fifth paragraph with the following:

“From time to time, the Advisor may conclude that a security other than an equity security presents a more attractive risk/reward profile.  As a result, the Fund may invest up to an aggregate of 20% of its net assets at market value at the time of purchase in investment grade debt securities and convertible debt securities of non-U.S. and U.S. issuers, with no limitations on maturity, that meet the Fund’s investment criteria.”

4.	Staff Comment: We believe the “Value-Style Investing Risk” disclosure does not reflect the risk factors traditionally addressed for value investing. Please consider revising this disclosure.

Response:  The Fund’s investment advisor believes that the current disclosure accurately describes the risks related to the advisor’s style of value investing.

5.
Staff Comment:  Please confirm whether the MSCI AC World Index ex USA Small Cap Value is an appropriate primary broad based market index for the Fund, given the revisions to the Fund’s name and investment strategies.  Please also clarify why this index is an appropriate benchmark for the Fund, given that it excludes U.S. markets, while the Fund invests in U.S. markets as part of its principal investment strategies.

Response:  The Fund’s investment advisor believes the MSCI AC World Index ex USA Small Cap Value continues to be an appropriate primary broad market index for the Fund despite the revisions to the Fund’s name and investment strategy. While U.S. equity securities are listed under the “Principal Investment Strategies” of the Fund, the Fund generally only invests in U.S. traded securities to gain access to foreign securities which are traded in the U.S. (such as ADRs), but are not necessarily securities of U.S. companies. Therefore, the Fund’s investment advisor believes that having the benchmark exclude U.S. securities is consistent with the Fund’s overall investment philosophy. In addition, the Fund’s investment strategy was updated (“primarily invests in securities with market capitalizations under $4 billion” to “primarily invests in securities with market capitalizations under $5 billion”) to better align the Fund’s investment universe to that of the stated benchmark, as the benchmark includes securities over $4 billion.

6.
Staff Comment:  With respect to the Average Annual Total Returns table, please consider including an explanation of the reason why the Return After Taxes on Distributions and Sale of Fund Shares is higher than the Return Before Taxes, as permitted by Item 4(b)(2)(iv)(D) of Form N-1A.

Response: Trust responds by adding the following statement to the paragraph immediately following the Average Annual Total Returns table:

“The differences in before tax returns and after tax returns on distributions and sale of Fund shares are due to adjustments incorporated into the after tax returns for qualified taxable dividend income and qualifying foreign tax credits.”

Prospectus - Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

7.
Staff Comment:  In the Principal Investment Strategies disclosure under this heading, please clarify what is meant by the statement that “the Fund invests primarily in a concentrated number of common stocks.”  Please also include similar clarification in the “Limited Portfolio Risk” disclosure under the “Principal Risks” section.  If appropriate, please consider whether this strategy is consistent with the Fund’s classification as a diversified fund.

Response: The Trust responds by stating supplementally that the phrase “concentrated portfolio” is intended to provide investors with notice that the Fund will hold a smaller number of securities, generally more than 30, but less than 100.  “Limited Portfolio Risk” has been included to provide additional disclosure to investors that the Fund may hold fewer securities than other mutual funds.  The Fund intends to be “diversified” at all times.

8.
Staff Comment:  With respect to the Fund’s investments in American Depositary Receipts (“ADRs”), if the Fund will be investing primarily in unsponsored ADRs, please consider including additional disclosure related to the risks of investing in unsponsored ADRs.

Response:  The Trust responds by stating that the Fund will generally invest only in sponsored ADRs.  The Trust believes the current disclosure is adequate.

9.
Staff Comment:  Please remove the references to investments in small cap companies from the disclosure labeled “Who Should Consider Investing in the Fund?” to make consistent with revisions to the Fund’s name and investment strategies.

Response:  The Trust responds by revising this disclosure to read as follows:

“Who Should Consider Investing in the Fund? The Fund is designed for investors who seek long-term capital appreciation from a diversified, actively managed portfolio of stocks of non-U.S. and U.S. companies.  The Fund’s investment style is primarily constructed to provide dividend paying international exposure to your portfolio.  The Fund is designed for investors who can accept the volatility and other investment risks of the broad-based international equity markets, but want an investment strategy that seeks to manage these risks by investing in companies believed to be undervalued relative to their true worth.”

Prospectus – Financial Highlights

10.	Staff Comment: Please indicate whether the Financial Highlights have been audited.

Response:  The Trust responds by revising the disclosure under this heading to state that the information provided in the Financial Highlights has been audited by Deloitte & Touche LLP, the independent registered public accounting firm of the Fund.

SAI - Investment Policies, Strategies and Associated Risks

11.
Staff Comment:  Please revise the disclosure in the paragraph entitled “Small Cap Companies” to remove the statement that the Fund invests “primarily” in securities of small cap companies to be consistent with the changes to the Fund’s name and principal strategies.

Response:  The Trust responds by revising the first sentence of the “Small Cap Companies” disclosure to read as follows:

“The Fund invests in the equity securities of small cap companies, and as such will be exposed to the risks of smaller sized companies.”

SAI – Management of the Fund – Investment Advisor

12.	Staff Comment: Please revise the table in this section showing advisory fees paid to the Fund’s investment advisor to clarify what is represented in the column entitled “Waiver.”

Response:  The Trust responds by revising the advisory fee table as follows, to clarify that the number represented in the column formerly labeled “Waiver” includes the amount of advisory fees waived and Fund expenses reimbursed by the investment advisor pursuant to the Fund’s operating expense limitation agreement.

Fiscal Period Ended	Advisory Fee	Advisory Fees Waived/Fund Expenses Reimbursed	Advisory Fee After Fee Waiver/Expense Reimbursement
May 31, 2011*	$50,465	($147,089)	$0
* The Fund commenced operations on October 1, 2010.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers